Logistic Properties of the Americas

Second Quarter 2024 Supplemental Information



LPA Parque Logistico Calle 80 – Bogota, Colombia

Disclaimer

This presentation (the "Presentation") is provided for informational purposes only and has been prepared to provide interested parties with certain information about Logistic Properties of the Americas and its subsidiaries (collectively, "LPA") and for no other purpose. This Presentation is not a prospectus, product disclosure statement or any other offering or disclosure document under any other law. The information contained herein is of a general background nature and does not purport to be exhaustive, all-inclusive or complete.

This Presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any equity, debt or other financial instruments of LPA. No such offering of equity or debt securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

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Forward-Looking Statements

This Presentation contains certain forward-looking information which may not be included in future public filings or investor guidance. The inclusion of forward-looking financial information or metrics in this Presentation should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements include, without limitation, statements about future events or LPA's future financial or operating performance. For example, statements regarding anticipated growth in the industry in which LPA operates and anticipated growth in demand for LPA's products and solutions, the anticipated size of LPA's addressable market and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "pro forma," "may," "should," "could," "might," "plan," "possible," "project," "strive," "budget," "forecast," "expect," "intend," "will," "estimate," "anticipate," "believe," "predict," "potential" or "continue," or the negatives of these terms or variations of them or similar terminology.

These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA's management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA's control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA's actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore cautions against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA's control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA's ability to manage growth; (iii) LPA's ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA's estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission (the "SEC"). There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.

Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

Industry and Market Data

This Presentation also contains estimates and other statistical data made by independent parties which they believe to be reliable and by LPA relating to market size and growth and other data about LPA's industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of the future performance of the markets in which LPA operates are necessarily subject to a high degree of uncertainty and risk. LPA has not independently verified the accuracy or completeness of the independent parties' information. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of such independent information.

Trademarks

LPA owns or has rights to various trademarks, service marks and trade names used is connection with the operation of its business. This Presentation may also contain trademarks, service marks, trade names and copyrights of other companies or third parties, which are the property of their respective owners. LPA's use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM or symbols, but LPA will assert, to the fullest extent under applicable law, the rights of the applicable owners to these trademarks, service marks, trade names and copyrights.

Financial Measures

Certain financial information contained herein is unaudited and is based on internal records and/or estimates. The Presentation also contains unaudited alternative financial measures that are measures of financial performance not calculated in accordance with generally accepted accounting principles in the United States (or international financial reporting standards ("IFRS")) and should not be considered as replacements or alternatives to net income or loss, cash flow from operations or other measures of operating performance or liquidity of LPA. These alternative financial measures should be viewed in addition to, and not as a substitute for, analysis of LPA's results reported in accordance with IFRS or otherwise. Notwithstanding these limitations, and in conjunction with other accounting and financial information available, LPA's management considers the alternative financial measures contained in this presentation (including EBITDA, EBITDA margin, Net Debt, Net Operating Income (NOI), Cash NOI, Same-Property NOI, Same-Property Cash NOI, Enterprise Value, Equity Value, FFO, AFFO, Yield-to-cost, and Return on Equity (ROE)) reasonable indicators for comparisons between LPA and LPA's principal competitors on the market. These alternative financial measures are used by market participants for comparative analysis, albeit with certain limitations as analytical tools, of the results of businesses in the sector and as indicators of LPA's capacity to generate cash flows. Nevertheless, alternative financial measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other companies. You should review LPA's financial statements and additional information included in its filings with the SEC.



LPA

Logistic Properties of the Americas is a leading developer, owner, acquirer and manager of logistic and industrial real estate of international quality in Central and South America.

LPA is one of the few, internally managed, vertically-integrated and institutional platforms operating across the region (1).

DEVELOPER	OWNER	ACQUIRER	MANAGER
Development and construction[(2)] of properties in the land bank	Asset ownership on a long-term basis	Acquisition of stabilized assets	Leasing and management[(3)] of assets

Notes: (1) LPA believes most of the real estate companies and funds in Costa Rica, Colombia and Peru do not focus exclusively on the industrial segment (they have a presence in retail, hotels, etc.) and do not have a regional presence; (2) Construction is outsourced to construction companies; (3) Relationship with tenants and administration of logistics parks

Content


LPA Parque Logístico Calle 80 – Bogota, Colombia



Highlights

Company Profile *As of June 30, 2024*

7.3 mm sqft	94.6%	80.3%
Gross Leasable Area(1)	Occupancy(2)	US$-denominated Leases(3)

SAN JOSE, COSTA RICA

Operating GLA **(sqft)**	Development GLA **(sqft)**	Land Reserves **(acres)**
2,358,693	157,444	-

BOGOTA, COLOMBIA

Operating GLA **(sqft)**	Development GLA **(sqft)**	Land Reserves **(acres)**
1,255,404	-	50.6

LIMA, PERU

Operating GLA **(sqft)**	Development GLA **(sqft)**	Land Reserves **(acres)**
1,351,074	165,915	39.2



Current Operations
Expansion Plans

5.3 years	US$18.1 mm	16.6%
Avg. remaining lease life(4)	YTD Q2 2024 NOI (5)	Cash NOI (5) Growth YTD 2Q 2024 – 2023

Example Properties



Logistic Park Coyol I, Alajuela, Costa Rica



Logistic Park Calle 80, Bogota, Colombia



Logistic Park Lurin I, Lima, Peru

(1) Includes 5.3 million sqft of GLA in our total portfolio and 2.0 million of potential new GLA to be built-out in our land portfolio. (2) Operating Portfolio period end occupancy. (3) Based on active leases as of June 30, 2024. (4) Remaining lease life weighted average by leased area (5) NOI is a non-IFRS measure.

Highlights
Company Performance

US$ in millions	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023
Portfolio (sq ft)					
Same Property Portfolio					
No. of buildings	27	27	20	20	20
Gross leasable area (GLA)	4,569,825	4,569,825	3,047,734	3,047,734	3,047,734
Period end occupancy %	94.2%	96.6%	100.0%	99.6%	99.6%
NOI	8.2	8.5	5.9	5.7	8.4
Growth over prior year	(2.6%)	6.8%	7.0%	9.3%	13.6%
Cash NOI	8.5	8.8	6.2	6.0	7.8
Growth over prior year	8.5%	20.6%	14.2%	22.1%	18.2%
Operating Portfolio					
No. of buildings	29	28	28 (1)	28	28
Gross leasable area (GLA)	4,965,171	4,742,478	4,618,806	4,615,760	4,615,743
Period end leased %	94.6%	96.7%	100.0%	99.4%	99.4%
Period end occupancy %	94.6%	96.7%	100.0%	99.4%	99.4%
Development Portfolio					
No. of buildings	2	3	4 (1)	3	3
Gross leasable area (GLA)	323,359	546,053	669,991	447,294	447,294
Period end leased %	92.3%	95.5%	78.5%	64.3%	20.9%
Period end occupancy %	72.3%	72.4%	8.0%	12.0%	12.0%
Total Portfolio					
No. of buildings	31	31	32 (1)	31	31
Gross leasable area (GLA)	5,288,530	5,288,531	5,299,797	5,063,054	5,063,037
Period end leased %	94.5%	96.6%	97.3%	96.3%	92.5%
Period end occupancy %	93.3%	87.5%	88.4%	91.7%	91.7%

(1) As of December 31, 2023, a building located in Peru was in a mixed phase, with parts in operational stage and others under development. Consequently, the Company reported the building as being in both stages. By June 30, 2024, the entire building had transitioned to the operational phase, and thus, it is now considered as a single, fully operational building.

Highlights

Financial Summary

US$ in millions	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023
	As of				
Rental revenues	10.9	10.4	9.9	10.2	10.0
Revenues	11.0	10.5	10.0	10.2	10.0
Cash net operating income (Cash NOI)	8.7	9.0	9.1	8.8	7.9
Net operating income (NOI)	9.2	8.9	8.9	8.7	8.7
NOI margin %	84.4%	85.3%	89.4%	85.2%	87.2%
Net earnings	12.4	(46.4)	(1.0)	2.4	(4.8)
Adjusted EBITDA	5.9	7.6	5.2	6.2	7.7
Adjusted EBITDA margin	53.8%	72.4%	52.3%	61.0%	76.8%
FFO, as defined by LPA	(0.5)	(0.9)	0.4	(4.1)	(6.0)
AFFO	(0.9)	(1.2)	1.9	(6.3)	(0.6)
Debt					
Outstanding balance at carrying value	275.9	268.0	269.9	234.7	227.7
Cash and restricted cash	(52.9)	(43.4)	(37.9)	(13.0)	(16.2)
Net Debt	**223.0**	**224.6**	**231.9**	**221.7**	**211.5**
Investment properties	525.9	528.6	514.2	494.9	473.2
Leverage ratio [(1)]	42.4%	42.5%	45.1%	44.8%	44.7%
Cash interest rate at period end	8.4%	8.8%	8.8%	9.2%	9.0%

(1) Net Debt/Investment properties

Financial Information
Condensed Consolidated Interim Balance Sheet

		June 30, 2024		December 31, 2023
Assets				
Current Assets:				
Cash and cash equivalents	$	48,173,742	$	35,242,363
Due from affiliates		-		9,463,164
Lease and other receivables, net		3,384,827		3,557,988
Receivable from the sale of investment properties – short term		5,751,931		4,072,391
Prepaid construction costs		298,223		1,123,590
Restricted cash equivalent – short term		2,000,000		2,000,000
Prepaid income taxes		1,009,808		651,925
Other current assets		3,276,935		2,791,593
Total current assets		**63,895,466**		**58,903,014**
Non-Current Assets:				
Investment properties		525,862,522		514,172,281
Tenant notes receivables – long term, net		5,565,780		6,002,315
Receivable from the sale of investment properties – long term		-		4,147,507
Restricted cash equivalent – long term		2,739,916		681,110
Property and equipment, net		329,868		354,437
Deferred tax asset		312,378		1,345,859
Other non-current assets		5,483,834		5,218,787
Total non-current assets		**540,294,298**		**531,922,296**
Total Assets	**$**	**604,189,764**	**$**	**590,825,310**

Financial Information

Condensed Consolidated Interim Balance Sheet (continued)

	June 30, 2024	December 31, 2023
Liabilities and Shareholder's Equity		
Current Liablities:		
Accounts payable and accrued expenses	$ 10,544,627	$ 13,127,502
Income tax payable	1,760,485	2,024,865
Retainage payable	1,558,684	1,737,805
Long term debt – current portion	12,287,698	16,703,098
Other current liabilities	790,547	959,539
Total current liabilities	**26,942,041**	**34,552,809**
Non-Current liablities:		
Long term debt	263,590,781	253,151,137
Deferred tax liability	37,805,728	37,451,338
Security deposits	2,500,277	1,790,554
Other non-current liabilities	4,137,761	2,936,555
Total non-current liabilities	**308,034,547**	**295,329,584**
Total Liabilities	**334,976,588**	**329,882,393**
Equity:		
Ordinary Shares	3,171	168,142,740
Additional paid-in capital	216,229,708	-
Retained earnings	29,754,669	67,878,645
Foreign currency translation reserve	(21,390,187)	(13,694,983)
Equity attributable to owners of the Company	224,597,361	222,326,402
Non-controlling interests	44,615,815	38,616,515
Total equity	**269,213,176**	**260,942,917**
Total Liabilities and Equity	**$ 604,189,764**	**$ 590,825,310**

Financial Information

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income (Loss)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2024	2023	2024	2023
Revenues				
Rental revenue	$ 10,947,094	$ 9,981,395	$ 21,373,343	$ 19,203,738
Other	39,842	8,377	97,055	36,020
Total revenues	**10,986,936**	**9,989,772**	**21,470,398**	**19,239,758**
Investment property operating expense	(1,708,096)	(1,224,567)	(3,239,890)	(2,523,094)
General and administrative	(4,556,683)	(1,134,459)	(6,250,780)	(2,314,386)
Listing expense [(1)]	-	-	(44,469,613)	-
Investment property valuation gain	4,550,714	305,441	9,749,988	10,276,377
Interest income from affiliates	-	158,113	302,808	314,488
Financing costs	(5,808,977)	(12,134,876)	(11,371,356)	(17,636,918)
Net foreign currency (loss) gain	(158,361)	64,474	(176,605)	229,772
Gain on sale of asset held for sale	-	1,022,853	-	1,022,853
Other income	10,837,729	52,917	11,148,259	99,510
Other expenses	(1,172,442)	(54,225)	(7,344,817)	(138,422)
Profit (loss) before taxes	**12,970,820**	**(2,954,557)**	**(30,181,608)**	**8,569,938**
Income tax expense	**(539,160)**	**(1,807,943)**	**(3,846,518)**	**(2,759,558)**
Profit (Loss) for the period	**$ 12,431,660**	**$ (4,762,500)**	**$ (34,028,126)**	**$ 5,810,380**
Other comprehensive income (loss):				
Items that may be reclassified subsequently to profit or loss:				
Translation (loss) gain from functional currency to reporting currency	(7,125,921)	7,132,959	(7,695,204)	9,727,869
Total comprehensive income (loss) for the period	**$ 5,305,739**	**$ 2,370,459**	**$ (41,723,330)**	**$ 15,538,249**
Profit (Loss) for the period attributable to:				
Owners of the Company	$ 9,907,633	$ (4,762,860)	$ (38,123,976)	$ 2,628,360
Non-controlling interests	2,524,027	360	4,095,850	3,182,020
Total profit (loss) for the period	**$ 12,431,660**	**$ (4,762,500)**	**$ (34,028,126)**	**$ 5,810,380**
Total comprehensive income (loss) attributable to:				
Owners of the Company	$ 2,781,712	$ 2,370,099	$ (45,819,180)	$ 12,356,229
Non-controlling interests	2,524,027	360	4,095,850	3,182,020
Total comprehensive income (loss) for the period	**$ 5,305,739**	**$ 2,370,459**	**$ (41,723,330)**	**$ 15,538,249**
Weighted average number of shares – basic	31,709,747	28,600,000	30,223,220	28,600,000
Weighted average number of shares – diluted	31,863,168	28,600,000	30,223,220	28,600,000
Earnings (loss) per share attributable to owners of the Company – basic	$ 0.31	$ (0.17)	$ (1.26)	$ 0.09
Earnings (loss) per share attributable to owners of the Company – diluted	$ 0.31	$ (0.17)	$ (1.26)	$ 0.09

(1) Listing expense is a non-cash item that relates to the difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree's identifiable net assets represents a service received by the accounting acquirer, and thus should be recognized as an expense upon consummation of the Business Combination. For more information, please review note 3 of the Financial Statements.

Financial Information

Reconciliation for Adjusted EBITDA, Adjusted EBITDA margin, FFO, AFFO, NOI and NOI margin

	As of				
US$ in millions	**June 30, 2024**	**March 31, 2024**	**December 31, 2023**	**September 30, 2023**	**June 30, 2023**
Revenues	**11.0**	**10.5**	**10.0**	**10.2**	**10.0**

	As of				
US$ in millions	**June 30, 2024**	**March 31, 2024**	**December 31, 2023**	**September 30, 2023**	**June 30, 2023**
Profit (loss) for the period	12.4	(46.5)	(1.0)	2.4	(4.8)
Interest income from affiliates	-	(0.3)	(0.2)	(0.2)	(0.2)
Financing costs	5.8	5.6	7.8	5.6	12.1
Income tax expense	0.5	3.3	(2.6)	4.9	1.8
Depreciation and amortization	0.0	0.0	0.0	0.0	0.0
Investment property valuation gain	(4.6)	(5.2)	(0.0)	(9.8)	(0.3)
Gain on disposition of asset held for sale	-	-	-	-	(1.0)
Share-based payment	1.1	-	-	-	-
One-time cash bonus related to the Business Combination	-	0.3	-	-	-
Gain on sale of investment property	-	-	(1.2)	-	-
Listing expense	-	44.5	-	-	-
Other income	(10.8)	(0.3)	(0.2)	(0.0)	(0.1)
Other expenses	1.2	6.2	2.6	3.3	0.1
Net foreign currency loss (gain)	0.2	0.0	(0.0)	(0.0)	(0.1)
Adjusted EBITDA	**5.9**	**7.6**	**5.2**	**6.2**	**7.7**
Adjusted EBITDA margin	53.8%	72.4%	52.3%	61.0%	76.8%

	As of				
US$ in millions	**June 30, 2024**	**March 31, 2024**	**December 31, 2023**	**September 30, 2023**	**June 30, 2023**
Profit (loss) for the period	12.4	(46.5)	(1.0)	2.4	(4.8)
Investment property valuation gain	(4.6)	(5.2)	(0.0)	(9.8)	(0.3)
Gain on disposition of asset held for sale	-	-	-	-	(1.0)
Gain on sale of investment property	-	-	(1.2)	-	-
FFO	**7.9**	**(51.7)**	**(2.2)**	**(7.4)**	**(6.1)**
Share-based payment	1.1	-	-	-	-
One-time cash bonus related to the Business Combination	-	0.3	-	-	-
Listing expense	-	44.5	-	-	-
Other income (1)	(10.7)	(0.2)	(0.0)	0.0	-
Other expenses	1.2	6.2	2.6	3.3	0.1
FFO (as defined by LPA)	**(0.5)**	**(0.9)**	**0.40**	**(4.1)**	**(6.0)**
Depreciation and amortization	0.0	0.0	0.0	(0.0)	0.0
Financing costs (2)	(0.1)	0.0	1.6	(2.2)	6.4
Interest income from affiliates	-	(0.3)	(0.2)	(0.2)	(0.2)
Unrealized foreign currency loss (gain)	0.2	(0.2)	(0.3)	0.1	(0.1)
Straight-line rental revenue	(0.6)	0.1	0.3	0.1	(0.8)
Adjusted FFO	**(0.9)**	**(1.2)**	**1.9**	**(6.3)**	**(0.6)**

(1) Interest income settled in cash is excluded from other income for the calculation of FFO. (2) The adjustment related to financing costs include the one-time debt extinguishment or modification gain or loss, amortization of debt issuance cost and accrued interest, and exclude the cash settled interest expense.

Financial Information

Reconciliation for Adjusted EBITDA, Adjusted EBITDA margin, FFO, AFFO, NOI and NOI margin (continued)

	As of				
US$ in millions	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023
Net Operating Income					
Rental revenues	10.9	10.4	9.9	10.2	10.0
Investment property operating expense	(1.7)	(1.5)	(1.1)	(1.5)	(1.3)
NOI	**9.2**	**8.9**	**8.9**	**8.7**	**8.7**
NOI margin	84.4%	85.3%	89.4%	85.2%	87.2%

	As of				
US$ in millions	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023
Net Operating Income					
Profit (loss) for the period	12.4	(46.5)	(1.0)	2.4	(4.8)
Other revenue	(0.0)	(0.1)	(0.0)	(0.0)	(0.0)
General and administrative	4.6	1.7	3.7	2.5	1.1
Listing expense	-	44.5	-	-	-
Investment property valuation gain	(4.6)	(5.2)	(0.0)	(9.8)	(0.3)
Interest income from affiliates	-	(0.3)	(0.2)	(0.2)	(0.2)
Financing costs	5.8	5.6	7.8	5.6	12.1
Net foreign currency loss (gain)	0.2	0.0	(0.0)	(0.0)	(0.1)
Other income	(10.8)	(0.3)	(0.2)	(0.0)	(0.1)
Gain on sale of investment property			(1.2)	-	
Gain on disposition of asset held for sale	-	-	-	-	(1.0)
Other expenses	1.2	6.2	2.6	3.3	0.1
Income tax expense	0.5	3.3	(2.6)	4.9	1.8
NOI	**9.2**	**8.9**	**8.9**	**8.7**	**8.7**
Constant currency impact	-	-	-	-	0.3
Less: Non Same-Property NOI	1.1	0.4	3.0	2.9	0.6
Same-Property NOI	**8.2**	**8.5**	**5.9**	**5.7**	**8.4**
NOI	9.2	8.9	8.9	8.7	8.7
Straight-line rental revenue	(0.6)	0.1	0.3	0.1	(0.8)
Cash NOI	**8.7**	**9.0**	**9.1**	**8.8**	**7.9**
Constant currency impact	-	-	-	-	0.2
Less: Non Same-Property Cash NOI	0.2	0.2	2.4	2.6	0.4
Same-Property Cash NOI	**8.5**	**8.8**	**6.2**	**6.0**	**7.8**

(1) The adjustment related to financing costs include the one-time debt extinguishment or modification gain or loss, amortization of debt issuance cost and accrued interest, and exclude the cash settled interest expense.

Operations Overview

Total Portfolio GLA (in thousands SqFt)

Total Portfolio



Development GLA
Operating GLA
5,063
447
4,616
Q2 2023
5,063
447
4,616
Q3 2023
5,289
670
4,619
Q4 2023
5,289
547
4,742
Q1 2024
5,289
323
4,965
Q2 2024

By Geography



Costa Rica
2,513
2,474
2,516
2,516
2,516
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024



Peru
1,294
1,294
1,517
1,517
1,517
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024



Colombia
1,255
1,255
1,255
1,255
1,255
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

Operations Overview

Operating Portfolio – Period End Occupancy (%)

Total Operating Portfolio



99.4
99.4
100.0
96.7
94.6
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

By Geography

Costa Rica



98.8
98.8
100.0
99.1
99.8
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

Peru



100.0
100.0
100.0
87.9
89.9
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

Colombia



100.0
100.0
100.0
100.0
90.0
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

Operations Overview

Rental Revenues (US$ million)

Total Portfolio (for the three months ended)



10.0
10.2
9.9
10.4
10.9
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

By Geography (for the three months ended)

Costa Rica



5.5
5.6
5.7
5.7
6.0
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

Peru



2.4
2.4
2.2
2.4
2.9
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

Colombia



2.1
2.2
2.0
2.3
2.0
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

Operations Overview

Net Operating Income (US$ million)

Total Portfolio (for the three months ended)



NOI
Cash NOI
8.7
7.9
8.7
8.8
8.9
9.1
8.9
9.0
9.2
8.7
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

NOI and Cash NOI by Geography (for the three months ended)

Costa Rica



4.9
4.2
4.8
4.7
5.1
5.0
4.8
4.9
5.1
4.8
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

Peru



2.0
2.0
1.9
2.0
2.0
2.2
2.0
2.0
2.4
1.9
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

Colombia



1.8
1.7
2.0
2.1
1.8
1.9
2.1
2.1
1.7
2.0
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

Operations Overview

Weighted Average Net Effective Rental Rate (US$/SqFt/Yr)

Total Portfolio



7.07
7.52
7.80
7.93
7.87
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

By Geography

Costa Rica



8.51
8.57
8.54
8.58
8.60
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

Peru



7.28
7.29
7.26
8.07
7.38
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

Colombia



6.29
5.77
5.70
6.62
6.81
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

Operations Overview

Same-Property NOI Growth (% YoY)

Total Same-Property Portfolio


NOI
Cash NOI
13.6%
18.2%
9.3%
22.1%
7.0%
14.2%
6.8%
20.6%
-2.6%
8.5%
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

By Geography

Costa Rica


18.3%
24.5%
14.8%
22.7%
7.4%
11.4%
-2.8%
15.2%
-1.2%
9.3%
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

Peru


1.4%
5.4%
-0.7%
27.0%
3.0%
21.1%
6.0%
7.8%
-6.0%
-1.5%
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

Colombia


27.9%
27.6%
10.1%
9.4%
15.3%
11.1%
36.4%
55.2%
-2.5%
19.4%
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

Financial Overview

Other Non-IFRS Metrics (US$ million)

Adjusted EBITDA (for the three months ended)



7.7
6.2
5.2
7.6
5.9
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

FFO, as defined by LPA (for the three months ended)



Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
0.4
(0.9)
(0.5)
(4.1)
(6.0)

Operations

Customer Concentration and Lease Expiration Analysis *As of June 30, 2024*

Top 10 Customers as % of Net Effective Rent

	% of Net Effective Rent	Total Square Feet
1 Alicorp	7.7%	437,370
2 Kuehne & Nagel	7.3%	384,777
3 PriceSmart	5.8%	167,831
4 Pequeño Mundo	4.7%	270,572
5 Natura & Co	4.6%	206,785
6 Rex Cargo	4.0%	167,519
7 Samsung	3.7%	200,209
8 Ceva	3.6%	219,734
9 Indurama	3.6%	191,684
10 Ikea	3.5%	185,548
Total	**48.5%**	**2,432,029**

Lease Expirations

		Net Effective Rent				
					% of Currency	
Year	Occupied Sq Ft	Annualized (US$ in millions)	% of Total	$/Sq Ft	COP	USD
2024	15,242	0.1	0.3%	$ 6.56	0.0%	100.0%
2025	391,989	2.8	7.2%	$ 7.14	16.4%	83.6%
2026	321,905	2.4	6.2%	$ 7.46	24.9%	75.1%
2027	957,051	7.0	18.1%	$ 7.31	39.1%	60.9%
2028	707,748	5.1	13.2%	$ 7.21	15.1%	84.9%
Thereafter	2,537,859	21.3	55.0%	$ 8.39	14.4%	85.6%
Total	**4,931,793**	**38.7**	**100.0%**	**$ 7.87**	**19.7%**	**80.3%**

Lease Breakdown as Measured by Total Portfolio NER

Customer Type



Logistic Services
Consumer Goods Distribution
Retailer
Manufacturing and Other
25.2%
35.8%
29.3%
9.7%

Contractual Rent Increases



COL-CPI
US-CPI
Constant Escalator
Other
19.8%
22.1%
53.8%
4.3%

Leases by Currency



USD
COP
80.3%
19.7%

Operations

Investment Properties Portfolio *As of June 30, 2024*

US$ in millions	No. of buildings	Square Feet: Total	Square Feet: % of Total	Square Feet: Occupied %	Square Feet: Leased %	Second Quarter NOI	Year to Date NOI	Net Effective Rent: Annualized	Net Effective Rent: Sqft / Year	Investment Properties: Total	Investment Properties: % of Total
Operating Portfolio											
Costa Rica	18	2,358,693	47.5%	99.8	99.8	4.9	9.7	20.2	$ 8.58	242.1	51.6%
Peru	6	1,351,074	27.2%	89.9	89.9	2.2	4.2	8.8	$ 7.24	121.0	25.8%
Colombia	5	1,255,404	25.3%	90.0	90.0	1.7	3.8	7.7	$ 6.82	105.9	22.6%
Subtotal	**29**	**4,965,171**	**100.0%**	**94.6**	**94.6**	**8.8**	**17.7**	**36.7**	**$ 7.81**	**469.0**	**100.0%**
Development Porftolio											
Costa Rica	1	157,444	48.7%	58.9	100.0	0.2	0.2	0.9	$ 9.71	15.4	48.3%
Peru	1	165,915	51.3%	85.0	85.0	0.2	0.2	1.2	$ 8.51	16.5	51.7%
Subtotal	**2**	**323,359**	**100.0%**	**72.3**	**92.3**	**0.4**	**0.4**	**2.1**	**$ 8.98**	**31.9**	**100.0%**
Total Portfolio	**31**	**5,288,530**		**93.3**	**94.5**	**9.2**	**18.1**	**38.8**	**$ 7.87**	**500.9**	

(1) Buildable GLA of the Land Portfolio Bank (2) Peru has a land lease contract

Capital Deployment

Stabilized Properties *As of June 30, 2024*

US$ in millions	As of 3/31/2024 Square Feet	TEI	FMV	Occupied %	Estimated Rent Revenues	Annualized Estimated NOI	Est. Return on Cost	As of 6/30/2024 Square Feet	TEI	FMV	Occupied %	Estimated Rent Revenues	Annualized Estimated NOI	Est. Return on Cost	Est. Develop. Yield
Peru															
Parque Logistico Lima Sur	222,694	12.9	18.2	100.0%	1.6	1.5	11.9%	346,382	20.5	28.3	79.8%	2.6	2.4	12.7%	11.9%
Total	**222,694**	**12.9**	**18.2**	**100.0%**	**1.6**	**1.5**	**11.9%**	**346,382**	**20.5**	**28.3**	**79.8%**	**2.6**	**2.4**	**12.7%**	**11.9%**

Capital Deployment

Development Portfolio *As of June 30, 2024*

US in millions					TEI			Invested to Date								
Project	Sq Ft	Occupied %	Leased %	FMV	Land + Infra	Shell	Total	Land + Infra	Shell	Total	Est. Stabilization Date	Annulized estimated Rent Revenues	Annualized estimated NOI	Est. Return on Cost	Est. Develop. Yield	Type
Costa Rica																
San Jose La Verbena Logistic Park B. 400	157,444	58.9	100.0	15.4	3.8	8.2	12.0	3.8	7.8	11.6	Jul-24	1.5	1.3	12.5%	10.8%	Pre Leased
Sub-total	**157,444**	**58.9**	**100.0**	**15.4**	**3.8**	**8.2**	**12.0**	**3.8**	**7.8**	**11.6**		**1.5**	**1.3**	**12.5%**	**10.8%**	
Peru																
Callao Logistic Park B. 100	165,915	85.0	85.0	16.5	7.4	7.7	15.1	7.4	7.6	15.0	Dec-24	1.5	1.1	10.1% (1)	7.1% (1)	Pre Leased
Sub-total	**165,915**	**85.0**	**85.0**	**16.5**	**7.4**	**7.7**	**15.1**	**7.4**	**7.6**	**15.0**		**1.5**	**1.1**	**10.1%**	**7.1%**	
Total	**323,358**	**72.3**	**92.3**	**31.9**	**11.2**	**15.9**	**27.1**	**11.2**	**15.4**	**26.6**		**3.0**	**2.4**	**11.4%**	**9.1%**	

(1) reflects the total development expenses of the entire industrial park, including costs associated with infrastructure, utilities, and landscaping, not just the individual warehouse.

Capital Deployment

Land Portfolio *As of June 30, 2024*

US$ in millions	Gross Land Area (Acres)			Buildable Area (Sq Ft)[1]			FMV			FMV/Sq Ft of Land Area		
	Q2 2024	Q4 2023	% Change	Q2 2024	Q4 2023	% Change	Q2 2024	Q4 2023	% Change	Q2 2024	Q1 2024	% Change
Costa Rica	-	-	-	-	-	-	-	-	-	-	-	-
Peru [2]	39.2	39.2	0.0%	878,025	878,022	0.0%	1.8	0.6	192.3%	$ 1.06	$ 0.36	192.3%
Colombia	50.6	50.6	0.0%	1,090,215	1,090,211	0.0%	23.1	24.1	(4.0%)	$ 10.50	$ 10.93	(4.0%)
Total	**89.8**	**89.8**	**0.0%**	**1,968,240**	**1,968,233**	**0.0%**	**24.9**	**24.7**	**0.9%**	**$ 6.38**	**$ 6.32**	**0.9%**

(1) Buildable GLA of the Land Bank (2) Peru has a land lease contract with a third-party whereas LPA, through a 40% LPA -60% Capia, acts a lessee.

Capitalization

Debt Summary and Metrics *As of June 30, 2024*

Debt Summary

US$ in millions

Maturity	Loans	Wtd Avg.Cash Interest Rate
2024	7.0	8.1%
2025	13.4	7.4%
2026	9.0	6.6%
2027	9.7	6.4%
2028	10.4	6.3%
2029	11.2	6.3%
Thereafter	216.7	5.9%
Sub-total debt at par	**277.4**	**8.4%**
Premium/Discount	0.4	
Deferred Financing Cost	(1.9)	
Total Debt	**275.9**	

Debt Metrics

	2024 Second Quarter	2024 First Quarter
Net debt	223.0	224.6
Net debt over investment properties (end of period)	42.4%	42.5%
Net debt/ Adjusted EBITDA ratio (1)	9.4 x	7.4 x
Net debt / NOI (1)	6.0 x	6.3 x



Debt by Currency
15.9%
84.1%
USD
COP



Fixed vs Floating Rate Debt
37.4%
62.6%
Fixed
Floating



Secured vs Unsecured Debt
100.0%
Secured

(1) Net Debt related multiples are calculated using the annualized Adjusted EBITDA and quarter-to-date NOI in their respective calculations

Definitions

Please refer to our financial statements as prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and filed with the Security and Exchange Commission ("SEC") and other public reports for further information about us and our business. "YTD (Year to Date)" period starting from the beginning of the current year up to the current date, used to measure the performance over this period.

Adjusted EBITDA. LPA defines Adjusted EBITDA as profit (loss) for the period excluding (a) interest income from affiliates, (b) financing costs, (c) income tax expense, (d) depreciation and amortization, (e) investment property valuation gain, (f) gain or loss on disposition of asset held for sale, (g) share-based payment, (h) one-time cash bonus related to the Business Combination, (i) listing expense, (j) other income, (k) other expenses, and (l) net foreign currency gain or loss. Management uses Adjusted EBITDA to measure and evaluate the operating performance of LPA's business, which consists of developing, leasing and managing industrial properties, before LPA's cost of capital and income tax expense. Adjusted EBITDA is a measure commonly used in LPA's industry, and it presents Adjusted EBITDA to supplement investor understanding of its operating performance. LPA's management believes that Adjusted EBITDA provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and fair value adjustments of LPA's assets.

Cash Net Operating Income (Cash NOI) LPA defines Cash NOI as NOI adjusted for straight-line rental revenue during the relevant period.

Debt Metrics. We evaluate the following debt metrics to monitor the strength and flexibility of our capital structure and evaluate the performance of our management. Investors can utilize these metrics to make a determination about our ability to service or refinance our debt.

Net Debt

LPA defines Net Debt as LPA's total debt (defined as long term debt plus long-term debt—current portion) less cash, cash equivalents and restricted cash. Net Debt to Profit (Loss) represents Net Debt divided by Profit (Loss) for the period.

Net Debt to Adjusted EBITDA

This metric represents Net Debt divided by Adjusted EBITDA. LPA's management believes that this ratio is useful because it provides investors with information on LPA's ability to repay debt, compared to LPA's performance as measured using Adjusted EBITDA.

Net Debt to Net Operating Income (NOI)

This metric represents Net Debt divided by NOI. LPA's management believes that this ratio is useful because it provides investors with information on LPA's ability to repay debt, compared to LPA's performance as measured using NOI.

Net Debt to Investment Properties

This metric represents Net Debt divided by Investment Properties (end of period value). LPA believes that this ratio is useful because it shows the degree in which Net Debt has been used to finance LPA's assets.

Development Portfolio Represents industrial properties that are under development and properties that are developed but have not met Stabilization.

Development Yield This metric is calculated for development properties as Stabilized NOI divided by TEI.

Estimated Build Out (TEI and sq ft) This metric represents the estimated TEI and finished square feet available for lease upon completion of an industrial building on existing parcels of land.

Estimated Value Creation This metric represents the value that we expect to create through our development and leasing activities. We calculate Estimated Value Creation by estimating the Stabilized NOI that the property will generate and applying a stabilized capitalization rate applicable to that property. Estimated Value Creation is calculated as the amount by which the value exceeds our TEI, including closing costs and taxes.

Funds From Operations, or FFO LPA calculates FFO as profit for the period, excluding (a) investment property valuation gain and (b) gain on disposition of asset held for sale. LPA calculates FFO (as defined by LPA) as FFO, excluding (a) share-based payment, (b) one-time cash bonus related to the Business Combination, (c) listing expense, (d) other income and (e) other expenses. LPA defines Adjusted FFO as FFO (as defined by LPA), excluding (a) depreciation and amortization, (b) non-cash financing costs, (c) interest income from affiliates, (d) unrealized foreign currency gain or loss and (e) straight-line rental revenue.

FFO (as defined by LPA) and Adjusted FFO (collectively, "FFO Measures") These non-IFRS measures help analyze the operating results of LPA's assets and operations. LPA's management believes that FFO Measures are useful to investors as supplemental performance measures because they exclude the effects of certain items which can create significant earnings volatility, as well as certain noncash items, but which do not directly relate to LPA's ongoing business operations or cash flow generation. LPA's management believes FFO Measures can facilitate comparisons of operating performance between periods, while also providing an indication of future earnings potential. However, since FFO Measures do not capture the level of capital expenditures or maintenance and improvements required to sustain the operating performance of properties, which has a material economic impact on operating results, LPA's management believes the usefulness of FFO Measures as measures of performance may be limited. LPA's computation of FFO Measures may not be comparable to FFO measures reported by other real estate companies that define or interpret the FFO definition differently.

Fair Market Value (FMV) Represents the value of a property based on current market conditions and appraised by a certified third party. Valuation methodology used by the third-party appraiser for the valuation of the assets and the factors which are part of the approaches, at the end we will present the ranges of the rates such as the market rents used for the entire portfolio. There are three basic approaches to value:

- Income Approach
- Discounted Cash Flow Method
- Direct Comparison Approach
- Cost Approach

In practice, an approach to value is included or omitted based on its applicability to the property type being valued and the quality and quantity of information available.

Income Approach

The Income Approach reflects the subject's income-producing capabilities. This approach assumes that value is created by expected income. Since the investment is expected to be acquired by an investor who would be willing to pay to receive an income stream plus reversion value from a property over a period, the Income Approach is used as the primary approach to value. The two common valuation techniques are the Discounted Cash Flow (DCF) Method and the Direct Capitalization Method.

Definitions

Discounted Cash Flow Method

Using this valuation method, future cash flows forecasted over an investment horizon, together with the proceeds of a deemed disposition at the end of the holding period. This method allows for modeling any uneven revenues or costs associated with lease up, rental growth, vacancies, leasing commissions, tenant inducements and vacant space costs. These future financial benefits are discounted to a present value at an appropriate discount rate based on market transactions.

- A discount rate applicable to future cash flows and determined primarily by the risk associated with income, and

- A capitalization rate used to obtain the future value of the property based on estimated future market conditions.

These rates are determined based on:

- The constant interviews we have with the developers, brokers, clients and active players in the market to know their expectation of IRR (before debt or without leverage).

- Mainly the real transactions in the market are analyzed. Since we are a leading company in the real estate sector we have extensive experience in most purchase transactions and we have the details of these before and during the purchase, which allows us to have a solid d base when selecting our rates. Direct Capitalization Method This method involves capitalizing a fully leased net operating income estimate by an appropriate yield. This approach is best utilized with stabilized assets, where there is little volatility in the net income and the growth prospects are also stable. It is most commonly used with single tenant investments or stabilized investments.

Direct Comparison Approach

The Direct Comparison Approach utilizes sales of comparable properties, adjusting for differences to estimate a value for the subject property. This approach is developed in a simplified method to establish a range of unit prices for market comparable sales. This method is typically developed to support the Income Approach rather than to conclude on a value.

Cost Approach

The Cost Approach is based on the principle of substitution - that a prudent and rational person would pay no more for a property than the cost to construct a similar and competitive property - assuming no undue delay in the process. The Cost Approach tends to set the upper limit of value before depreciation is considered.

Gross Leasable Area (GLA). The total floor area designed for tenant occupancy and exclusive use, including basements, mezzanines, and upper floors.

Net Effective Rent ("NER") This amount is calculated at the beginning of the lease using estimated total cash base rent to be received over the term and annualized. The NER per square foot number is calculated by dividing the annualized net effective rent by the occupied square feet of the lease.

Net Operating Income ("NOI") LPA defines NOI as profit for the period excluding (a) other revenue (which primarily relates to development fee revenue), (b) general and administrative expenses, (c) listing expense, (d) investment property valuation gain, (e) interest income from affiliates, (f) financing costs, (g) net foreign currency gain or loss, (h) other income, (i) gain on disposition of asset held for sale, (j) other expenses, and (k) income tax expense.

Operating Portfolio This includes stabilized industrial properties. Assets held for sale are excluded from the portfolio.

Return on Cost This is calculated on development properties as Stabilized rental revenue divided by TEI.

Same-Property Our Same-Property metrics are non-IFRS financial measures, which are commonly used in the real estate industry and expected from the financial community, on both a net-effective and cash basis. We evaluate the performance of the operating properties we own and manage using a "Same-Property" analysis because the population of properties in this analysis is consistent from period to period, which allows us to analyze our ongoing business operations.

The Same-Property population for a given period includes the operating properties that were owned during the entirety of that period and the corresponding prior year period. Properties developed or acquired are excluded from the Same-Property population until they are held in the operating portfolio for the entirety of both such periods, and properties that sold during such periods are also excluded from the Same-Property population.

We have defined the Same-Property portfolio, for the three months ended June 30, 2024, as those properties that were owned by LPA as of January 1, 2023 and have been in operations throughout the same three-month periods in both 2023 and 2024. We believe the factors that affect lease rental income, rental recoveries, property operating expenses and NOI in the Same-Property portfolio are generally the same as for our total operating portfolio. We use the following Same-Property metrics to valuate the performance of our operating properties:

Same-Property NOI

LPA defines Same Property NOI as NOI less non same-property NOI and adjusted for constant currency. LPA evaluates the performance of the properties it owns using a Same Property NOI, and LPA's management believes that Same Property NOI is helpful to investors and management as a supplemental performance measure because it includes the operating performance from the population of properties that is consistent from period-to-period, thereby eliminating the effects of changes in the composition of LPA's portfolio on performance. When used in conjunction with IFRS financial measures, Same Property NOI is a supplemental measure of operating performance that LPA's management believes is a useful measure to evaluate the performance and profitability of LPA investment properties

Same-Property Cash NOI

LPA defines Same Property Cash NOI as Cash NOI less non same-property cash NOI and adjusted for constant currency. The same property population for a given period includes the operating properties that were owned during the entirety of that period and the corresponding prior year period. Properties developed or acquired are excluded from the same property population until they are held in the operating portfolio for the entirety of both such periods, and properties that sold during such periods are also excluded from the same property population.

Stabilization LPA defines stabilization as the earlier of the point at which a developed property has been completed for one year, or when it reaches a 90% occupancy rate.

Stabilized NOI This metric is the estimated twelve months of potential gross rental revenue (base rent, including above or below market rents plus operating expense reimbursements) multiplied by 95% to adjust income to a stabilized vacancy factor of 5%, minus estimated operating expenses.

Total Expected Investment ("TEI") This represents total estimated cost of development or expansion, including land, development and leasing costs. TEI is based on current projections and is subject to change.

Total Portfolio is comprised of the Operating Portfolio and Development Portfolio.